UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-148234

 333-116211

Con-way Inc.

(Exact name of registrant as specified in its charter)

2211 Old Earhart Road, Suite 100

Ann Arbor, Michigan 48105

(734) 757-1444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.25% Senior Notes due 2018

6.70% Senior Debentures due 2034

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

7.25% Senior Notes due 2018	58
6.70% Senior Debentures due 2034	46

Pursuant to the requirements of the Securities Exchange Act of 1934, Con-way Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 9, 2015	CON-WAY INC.

		By:	/s/ Gordon E. Devens
		Name:	Gordon E. Devens
		Title:	Vice President and Secretary